DC

No Act
P.E. 12-20-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07043123

January 16, 2007

Bruce Ellis
Counsel
Employee Benefits & Executive Compensation
Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station, NJ 08889-0100

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/16/2007

Re: Merck & Co., Inc.
Incoming letter dated December 20, 2006

Dear Mr. Ellis:

This is in response to your letter dated December 20, 2006 concerning the shareholder proposal submitted to Merck by Robert P. Shine. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
JAN 24 2007
1086

Sincerely,

David Lynn
Chief Counsel

PROCESSED
FEB 06 2007 E
THOMSON
FINANCIAL

Enclosures

cc: Robert P. Shine
The Berachah Baptist Church
2043 Eastburn Ave.
Philadelphia, PA 19138

64978

Office of Corporate Staff Counsel

Merck & Co., Inc.
One Merck Drive
P.O. Box 100, WS 3B-45
Whitehouse Station NJ 08889-0100
Tel 908 423 1000
Fax 908 735 1218

VIA OVERNIGHT MAIL

MERCK

December 20, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Merck & Co., Inc. Shareholder Proposal

Dear Ladies and Gentlemen:

Merck & Co., Inc. (the "Company" or "Merck") has received a shareholder's proposal (the "Proposal") from the Rev. Dr. Robert P. Shine, (the "Proponent") for inclusion in the Company's proxy materials for the 2007 Annual Meeting of Stockholders (the "2007 Proxy Materials"). The Proposal was received by the Company on November 16, 2006, after the properly determined deadline of November 9, 2006. Therefore, I respectfully request that the Division of Corporation Finance (the "Staff") indicate that it will not recommend enforcement action to the Securities and Exchange Commission ("SEC") if the Company omits the Proposal.

The Proposal requests that the Proxy Materials include the following proposed resolution:

> RESOLVED, that shareholders request: The Board of Directors prepare a report, at reasonable cost and excluding confidential information, and available to shareholders four months after the annual shareholder meeting, on our progress concerning the Glass Ceiling Commission's business recommendations including a review of:
>
> - Steps the company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.
> - Ccompany-wide (*sic)* policies addressing leadership development, employee monitoring, workforce diversity initiatives and family friendly programs.
> - An explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling.
> - The top one hundred or one percent of company wage earners broken down by gender and race.

The Proponent's supporting statement for his Proposal and a copy of his mailing envelope are attached as Appendix A.

The Company's proxy materials for the 2006 Annual Meeting of Shareholders (the "2006 Proxy Materials") properly indicated the deadline for stockholder proposals, noting:

> **Q: When are the stockholder proposals due for the 2007 Annual Meeting?**
>
> A: In order to be considered for inclusion in next year's proxy statement, stockholder proposals must be submitted in writing to Celia A. Colbert, Vice President, Secretary and Assistant General Counsel, WS 3A-65, Merck & Co., Inc., One Merck Drive, Whitehouse Station, NJ 08889-0100 and received at this address by November 9, 2006.

Rule 14a-8(e) provides:

> **Question 5: What is the deadline for submitting a proposal?**
>
> (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. . . .
>
> . . .
>
> (2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.
>
> **Question 6:What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?**
>
> (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. . . . A company need not provide you with such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company' properly determined deadline.

The 2006 Proxy Materials were released to shareholders on March 9, 2006. The deadline of November 9, 2006 was properly determined and included in the 2006 Proxy Materials. The Proposal was not received by the Company until November 16, 2006.

Based on the foregoing, I respectfully request that the Staff not recommend any enforcement action to the Commission if the Company omits the Proposal from its Proxy Materials for its 2007 Annual Meeting of the Stockholders pursuant to rule 14a-8(e).

If the Staff believes that it will not be able to concur in our view that the Proposal may be omitted, I would very much appreciate the opportunity to discuss this issue in more detail with the appropriate persons before issuance of a formal response.

In accordance with Rule 14a-8(j)(2), I have enclosed six copies of this letter, the Proposal, including the statement in support thereof and our correspondence to the Proponent. An additional copy is included, which I ask that you use to acknowledge receipt of this submission by date stamping and returning to me in the enclosed self-addressed envelope.

By copy of this letter to him, the Company is notifying the Proponent of its intention to omit the Proposal from the Proxy Materials.

For the Staff's information, the Company anticipates beginning to print its proxy card on or about March 1, 2007.

If you have any questions regarding this matter or require further information, please contact me at (908) 423-5671.

Thank you for your time and consideration.

Very truly yours,

MERCK & CO., INC.

Bruce Ellis

Bruce Ellis
Counsel
Employee Benefits & Executive Compensation

Enc.

CC: Rev. Dr. Robert P Shine

Appendix A

The Berachah Baptist Church

2043 Eastburn Avenue
Philadelphia, PA 19138
Reverend Dr. Robert P. Shine, Sr. Pastor

RECEIVED
NOV 16 2006

November 8, 2006

Celia A. Colbert
Vice President and Secretary
Assistant General Counsel
Merck & Company
WS 3A-65
One Merck Whitehouse Station, NJ 08889-01000

Dear Ms. Colbert:

I am writing in resubmission of my resolution of more than three years ago, which was withdrawn as a result of a mutually agreed desire to address my concerns with a view of reaching favorable conclusions. After many meetings, considerable time spent and the failure of Mr. Dick Clark, recently named Chairman to recognize my concern during the April, 2006 shareholder's meeting, I find it necessary to make this resubmission.

Therefore as the beneficial owner, of 50 shares of Merck common stock (account: 4000228735) as defined under Rule 13(d)-3 of the General Rules and Regulations under the Securities Act of 1934, I am submitting for inclusion in the next proxy statement, in accordance with Rule 14a-8 of these General Rules, the enclosed shareholder proposal. I am acting as a lead filer of this resolution. The proposal asks the Board of Directors to prepare a report on progress toward implementing the Glass ceiling commissions recommendations.

As required by Rule 14a-8 I have held these shares for more than one year and will continue to hold the requisite number of shares through the date of the next stockholders' annual meeting. Proof of ownership will be provided upon request. One of the filing shareholders or our appointed representative will be present at the annual meeting to introduce the proposal.

I believe that this proposal is in the best interest of Merck and its shareholders.

Sincerely

Rev Robert P Shine

Glass Ceiling resolution

The term "glass ceiling" was first used in a 1985 Wall Street Journal article to describe an artificial barrier to the advancement of women into corporate management positions. Senator Robert Dole introduced the Glass Ceiling Act, as part of Title II of the Civil Rights Act of 1991. President Bush signed the 1991 Civil Rights Act and established a bipartisan twenty-one member Glass Ceiling Commission. The Commission was charged with preparing recommendations on the glass ceiling issue for the President and corporate leaders.

In 1991, Secretary of Labor Lynn Martin completed the Glass Ceiling Initiative Report. Senator Dole praised the report, stating this "confirm[s] what many of us have suspected all along -the existence of invisible, artificial barriers blocking women and minorities from advancing up the corporate ladder to management and executive level positions" and "for this Senator, the issue boils down to ensuring equal access and equal opportunity ."

Secretary of Labor and Chairperson of the Glass Ceiling Commission Robert Reich states, "The glass ceiling is not only an egregious denial of social justice that effects two-thirds of the population, but a serious economic problem that takes a huge financial toll on American business." And ". ..we need to attract and retain the best, most flexible workers and leaders available, for all levels of the organization."

The stated vision of the bipartisan Glass Ceiling Commission is "a national corporate leadership fully aware that shifting demographics and economic restructuring make diversity at management and decision making levels a prerequisite for the long-term success of the United States in domestic and global market places". The report revealed that women make up 45.7 percent of the total workforce and earn over half of all Master degrees, yet 95 percent of senior-level managers are men. Women today earn about $.72 for every dollar earned by men.

The Glass Ceiling Commission Report confirms inclusiveness in the workplace has a positive impact on the bottom line. A 1993 study of Standard and Poor 500 companies revealed, "firms that succeed in shattering their own glass ceiling racked up stock-market records that were nearly two and one half times better than otherwise comparable companies."

We believe that top management positions should more closely reflect the people in the workforce and marketplace if our company is going to remain competitive.

RESOLVED that shareholders request: The Board of Directors prepare a report, at reasonable cost and excluding confidential information, and available to shareholders four months after the annual shareholder meeting, on our progress concerning the Glass Ceiling Commission's business recommendations including a review of:

- Steps the company has taken to use the Glass Ceiling Commission Report and management's recommendations flowing from it.
- Ccompany-wide policies addressing leadership development, employee mentoring, workforce diversity initiatives and family friendly programs.
- An explanation of how executive compensation packages and performance evaluations include executive efforts in breaking the glass ceiling.
- The top one hundred or one percent of company wage earners broken down by gender and race.

Rev. Dr. Robert P. Shine
Berachah Baptist Church
2043 Eastburn Ave
Philadelphia, PA 19138

PITNEY BOWES
U.S. POSTAGE
1370 PB3511111
3093 $00.390 NOV 08 2006
9374 MAILED FROM ZIP CODE 19027

Celia A. Colbert
Vice President and Secretary
Assistant General Counsel
Merck & Company
WS 3A-65
One Merck Whitehouse Station, NJ 08889-
01000

0888933400 R001

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Merck & Co., Inc.
Incoming letter dated December 20, 2006

The proposal relates to the Glass Ceiling Commission Report.

There appears to be some basis for your view that Merck may exclude the proposal under rule 14a-8(e)(2) because Merck received it after the deadline for submitting proposals. Accordingly, we will not recommend enforcement action to the Commission if Merck omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Ted Yu
Special Counsel